EXHIBIT 12.2
ENTERTAINMENT PROPERTIES TRUST
COMPUTATION OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS
(dollars in thousands)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Earnings:

Income before gain on sale of land, income from joint ventures and minority interests	$97,499	$80,647	$68,300	$53,836	$38,603
Fixed charges before preferred distributions	61,376	49,092	44,203	41,678	32,293
Distributions from equity investments	1,239	874	855	811	486
Capitalized interest	(494)	(100)	(160)	(688)	(832)

Adjusted Earnings	$159,620	$130,513	$113,198	$95,637	$70,550

Fixed Charges:

Interest expense, net (including amortization of deferred financing fees)	$60,505	$48,866	$43,749	$40,011	$31,022
Interest income	377	126	294	979	439
Capitalized interest	494	100	160	688	832
Preferred distributions	21,312	11,857	11,353	6,213	6,963

Combined Fixed Charges and Preferred Distributions	$82,688	$60,949	$55,556	$47,891	$39,256

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.9x	2.1x	2.0x	2.0x	1.8x